# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OWLET, INC., CIK 0001816708
CUSIP: 69120X107
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 2940 West Maple Loop Drive Suite 203, Lehi, Utah (UT), 84048
Date of event which requires filing of this statement: 10/10/2025
Filed by CIK 0001675124
Persons authorized to receive notices and communications: Lior Susan, Managing Member, Eclipse Ventures, 541 High Street, Suite 4, Palo Alto, California (CA), 94301, (650) 720-4667

## Reporting persons
- Eclipse Continuity GP I, LLC (CIK 0001675124): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,066,472; sole dispositive power 0; shared dispositive power 1,066,472; aggregate amount beneficially owned 1,066,472 (4.7% of the class)
  Comment: All shares are held by Eclipse Continuity I (as defined in Item 2(a)). Eclipse Continuity GP (as defined in Item 2(a)) is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan (as defined in Item 2(a)), a member of the Issuer's Board (as defined in Item 2(a)), is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 22,788,420 shares of Class A Common Stock outstanding as reported by the Issuer to the Reporting Persons (as defined in Item 2(a)) on October 14, 2025.
- Eclipse Continuity Fund I, L.P. (CIK 0001675126): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,066,472; sole dispositive power 0; shared dispositive power 1,066,472; aggregate amount beneficially owned 1,066,472 (4.7% of the class)
  Comment: All shares are held by Eclipse Continuity I. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Lior Susan, a member of the Issuer's Board, is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 22,788,420 shares of Class A Common Stock outstanding as reported by the Issuer to the Reporting Persons on October 14, 2025.
- Eclipse Ventures GP I, LLC (CIK 0001843678): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 968,694; sole dispositive power 0; shared dispositive power 968,694; aggregate amount beneficially owned 968,694 (4.3% of the class)
  Comment: All shares are held by Eclipse I (as defined in Item 2(a)). Eclipse I GP (as defined in Item 2(a)) is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 22,788,420 shares of Class A Common Stock outstanding as reported by the Issuer to the Reporting Persons on October 14, 2025.
- Eclipse Ventures Fund I, L.P. (CIK 0001641394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 968,694; sole dispositive power 0; shared dispositive power 968,694; aggregate amount beneficially owned 968,694 (4.3% of the class)
  Comment: All shares are held by Eclipse I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on 22,788,420 shares of Class A Common Stock outstanding as reported by the Issuer to the Reporting Persons on October 14, 2025.
- Eclipse Early Growth GP I, LLC (CIK 0001876955): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,621,469; sole dispositive power 0; shared dispositive power 7,621,469; aggregate amount beneficially owned 7,621,469 (30.8% of the class)
  Comment: All shares are held by Eclipse EGF I (as defined in Item 2(a)) and consists of (i) 1,766,763 shares of Class A Common Stock plus (ii) an aggregate of 1,955,800 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock. Eclipse EG GP I (as defined in Item 2(a)) is the general partner of Eclipse EGF I and may be deemed to have voting and dispositive power over the shares held by Eclipse EGF I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse EG GP I and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on (i) 22,788,420 shares of Class A Common Stock outstanding as reported by the Issuer to the Reporting Persons on October 14, 2025 plus (ii) an aggregate of 1,955,800 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock held by Eclipse EGF I.
- Eclipse Early Growth Fund I, L.P. (CIK 0001877287): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,621,469; sole dispositive power 0; shared dispositive power 7,621,469; aggregate amount beneficially owned 7,621,469 (30.8% of the class)
  Comment: All shares are held by Eclipse EGF I and consists of (i) 1,766,763 shares of Class A Common Stock plus (ii) an aggregate of 1,955,800 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock. Eclipse EG GP I is the general partner of Eclipse EGF I and may be deemed to have voting and dispositive power over the shares held by Eclipse EGF I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of Eclipse EG GP I and may be deemed to have voting and dispositive power with respect to these securities.
  
  Based on (i) 22,788,420 shares of Class A Common Stock outstanding as reported by the Issuer to the Reporting Persons on October 14, 2025 plus (ii) an aggregate of 1,955,800 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock held by Eclipse EGF I.
- Lior Susan (CIK 0001832895): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 9,656,635; shared voting power 0; sole dispositive power 9,656,635; shared dispositive power 0; aggregate amount beneficially owned 9,656,635 (40.5% of the class)
  Comment: Consists of (i) 1,066,472 shares of Class A Common Stock held by Eclipse Continuity I, (ii) 968,694 shares of Class A Common Stock held by Eclipse I, (iii) 5,665,669 shares of Class A Common Stock held by Eclipse EGF I and (iv) an aggregate of 1,955,800 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock held by Eclipse EGF I. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Eclipse EG GP I is the general partner of Eclipse EGF I and may be deemed to have voting and dispositive power over the shares held by Eclipse EGF I. Mr. Susan, a member of the Issuer's Board, is the sole managing member of each of Eclipse Continuity GP, Eclipse I GP and Eclipse EG GP I and may be deemed to have voting and dispositive power with respect to the shares held by each of Eclipse Continuity I, Eclipse I and Eclipse EGF I.
  
  Based on (i) 22,788,420 shares of Class A Common Stock outstanding as reported by the Issuer to the Reporting Persons on October 14, 2025 plus (ii) an aggregate of 1,955,800 shares of Class A Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and/or Series B Convertible Preferred Stock held by Eclipse EGF I.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Name of issuer: OWLET, INC.
Address of issuer's principal executive offices: 2940 West Maple Loop Drive Suite 203, Lehi, Utah (UT), 84048
Comment:
Explanatory Note:

This joint statement on Schedule 13D/A (this "Statement") is filed with respect to the Class A Common Stock, par value $0.0001 per share ("Class A Common Stock"), of Owlet, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 5 supplements and amends the Schedule 13D relating to the Class A Common Stock of the Issuer that was filed with the Commission on July 26, 2021, as amended by Amendment No. 1 filed with the Commission on February 27, 2023, Amendment No. 2 filed with the Commission on February 8, 2024, Amendment No. 3 filed with the Commission on March 4, 2024, and Amendment No. 4 filed with the Commission on August 22, 2024 (the "Original Schedule 13D"). Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Eclipse Ventures Fund I, L.P. ("Eclipse I"), Eclipse Ventures GP I, LLC ("Eclipse I GP"), Eclipse Continuity Fund I, L.P. ("Eclipse Continuity I"), Eclipse Continuity GP I, LLC ("Eclipse Continuity GP"), Eclipse Early Growth Fund I, L.P. ("Eclipse EGF I") and Eclipse Early Growth GP I, LLC ("Eclipse EG GP I", and together with Eclipse I, Eclipse I GP, Eclipse Continuity I, and Eclipse EGF I, the "Reporting Entities") and Lior Susan ("Mr. Susan"), a member of the Issuer's board of directors (the "Board"). The Reporting Entities and Mr. Susan are collectively referred to as the "Reporting Persons." The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Residence or business address: The address of the principal offices of each Reporting Entity and the business address of Mr. Susan is 514 High Street, Suite 4, Palo Alto, California 94301.
Present principal occupation or employment: Each Reporting Entity is a venture capital investment entity. Mr. Susan is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Susan is the sole managing member of (i) Eclipse Continuity GP, the general partner of Eclipse Continuity I, (ii) Eclipse I GP, the general partner of Eclipse I and (iii) Eclipse EG GP I, the general partner of Eclipse EGF I.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Eclipse Continuity GP, Eclipse I GP and Eclipse EG GP I is a limited liability company organized under the laws of the State of Delaware. Each of Eclipse Continuity I, Eclipse I and Eclipse EGF I is a limited partnership organized under the laws of the State of Delaware. Mr. Susan is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplement by adding the following to the end of Item 4:

On August 7, 2025, the Issuer entered into an Exchange Agreement with certain investors, including Eclipse EGF I (the "Warrant Exchange Agreement"), pursuant to which Eclipse EGF I exchanged 5,300,921 Series A Warrants and 1,166,935 Series B Warrants for an aggregate of 3,898,906 shares of the Issuer's Class A Common Stock for no additional consideration (the "Warrant Exchange"). The Warrant Exchange closed on October 10, 2025.

The above summary of the Warrant Exchange Agreement is qualified by reference to such description and the full text of the Form of Warrant Exchange Agreement, a form of which is filed as Exhibit 1 to this Statement and is incorporated by reference herein.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreements of Eclipse Continuity I, Eclipse I and Eclipse EGF I, the general partner and limited partners of each of Eclipse Continuity I, Eclipse I and Eclipse EGF I may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Statement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 11: Warrant Exchange Agreement, dated August 7, 2025, by and among Owlet, Inc. and certain investors part thereto as describe by the Issuer in their Current Report on Form 8-K as filed with the Commission on August 7, 2025.

## Signatures
- Eclipse Continuity GP I, LLC: /s/ Lior Susan, Lior Susan, Managing Member (10/15/2025)
- Eclipse Continuity Fund I, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (10/15/2025)
- Eclipse Ventures GP I, LLC: /s/ Lior Susan, Lior Susan, Managing Member (10/15/2025)
- Eclipse Ventures Fund I, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (10/15/2025)
- Eclipse Early Growth GP I, LLC: /s/ Lior Susan, Lior Susan, Managing Member (10/15/2025)
- Eclipse Early Growth Fund I, L.P.: /s/ Lior Susan, Lior Susan, Managing Member (10/15/2025)
- Lior Susan: /s/ Lior Susan, Lior Susan (10/15/2025)